Exhibit 99.1

June 2, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

In March 2018, Wipro acquired 33.33% stake in Denim Group, Ltd. and Denim Group Management, LLC (Denim Group), a leading independent application security firm, for a consideration of US$ 8.83 million.

As part of recently announced acquisition of Denim Group by Coalfire, Wipro has sold its entire stake in Denim Group for a consideration of US$ 22.42 million. Consequent to the sale, Wipro does not hold any stake in Denim Group.

This is for your information and records.

Thanking You,
For Wipro Limited

M Sanaulla Khan
Company Secretary

Registered Office:
Wipro Limited
T : +91 (80) 2844 0011
Doddakannelli
F : +91 (80) 2844 0256
Sarjapur Road
E : info@wipro.com
Bengaluru 560 035
W : wipro.com
India
C : L32102KA1945PLC020800